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                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2004

                        Commission File Number 333-101591

                          GERDAU AMERISTEEL CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                              5100 W. Lemon Street
                                   Suite 3100
                              Tampa, Florida 33609
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                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                       Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

   Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes         No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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                                  EXHIBIT INDEX


Exhibit        Description
-------        -----------

99.1           Press release dated July 26, 2004



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 29, 2004

                                     GERDAU AMERISTEEL CORPORATION


                                     By:      /s/ Tom J. Landa
                                              ----------------------------------
                                     Name:    Tom J. Landa
                                     Title:   Vice President, Chief Financial
                                              Officer and Secretary